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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Mirro, Managing Director and Chief Financial Officer — (212) 922-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Mirro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated and Subsidiaries, as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN B SCHMIDT NOTARY NO. 01SC6283852 QUALIFIED IN NEW YORK COUNTY COMM. EXP. 06/17/2017 PUBLIC STATE OF NEW YORK

Signature

Managing Director and Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONSDITION

SEPTEMBER 30, 2015

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Buckingham Research Group Incorporated

We have audited the accompanying consolidated statement of financial condition of The Buckingham Research Group Incorporated and Subsidiaries (the "Company") as of September 30, 2015. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of The Buckingham Research Group Incorporated and Subsidiaries as of September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 25, 2015

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition
September 30, 2015

ASSETS	
Cash	$ 7,183,569
Due from brokers	151,270,204
Deposit with broker	500,000
Investments in securities, at fair value	1,073,675,343
Commissions receivable	230,080
Employee loans and shareholder advances	533,663
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $4,988,071)	872,441
Deferred tax asset	148,023
Prepaid expenses	668,710
Other assets	1,054,475
	$ 1,236,136,508
Liabilities	
Securities sold short, at fair value	$ 381,500,725
Contributions received in advance	1,600,000
Withdrawals payable to limited partners	4,906,617
Accounts payable and accrued expenses	3,110,947
Commissions payable	625,415
Compensation payable	2,431,039
Income taxes payable	308,564
Deferred rent	248,077
	394,731,384
Commitments	
STOCKHOLDERS' EQUITY	
Common stock - $0.01 par value:	
Class A, authorized 100,000 shares, 52,720 and 33,055 shares issued and outstanding, respectively	527
Class B, authorized 900,000 shares, 474,480 and 297,495 shares issued and outstanding, respectively	4,745
Additional paid-in capital	7,597,099
Retained earnings	19,927,630
Treasury stock (19,665 shares of Class A and 176,985 shares of Class B, at cost)	(9,505,692)
Total stockholders' equity of The Buckingham Research Group Incorporated and Subsidiaries	18,024,309
Equity of non-controlling interests	823,380,815
	841,405,124
	$ 1,236,136,508

See notes to consolidated statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business and principles of consolidation:

The Buckingham Research Group Incorporated ("BRG") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage and investment advisory services. BRG is registered as a broker-dealer under the rules of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The consolidated financial statements include the accounts of BRG and its wholly owned subsidiary, Buckingham Capital Management Incorporated ("BCM") and also include the accounts of the following investment partnerships for which BCM serves as the sole General Partner, is deemed to control and has limited partnership interests: Buckingham Partners, L.P. ("BP"), Buckingham Partners II, L.P. ("BP II"), Buckingham RAF Partners, L.P. ("RAF") and Buckingham RAF Partners II, L.P. ("RAF II") (the "Onshore Funds"). In addition, BCM is the managing member of Buckingham Holdings, LLC ("BH"), with ownership of approximately 3.2% as of September 30, 2015. BCM is deemed to control and consolidates BH. BH's other stockholders are also stockholders of BRG. BH also includes the accounts of the following investment partnerships, for which BH serves as the sole General Partner and is deemed to control: Buckingham International Partners Master Fund, L.P. ("BIP") and Buckingham RAF International Partners Master Fund, L.P. ("BRAF") (the "Offshore Funds"). Collectively, the consolidated entities are referred to as the "Company" or "Companies". All material intercompany accounts and transactions have been eliminated on consolidation.

BCM is registered as an investment advisor with the U.S. Securities and Exchange Commission. BCM serves as the investment manager for the Onshore Funds and Offshore Funds, whereby it pays certain expenses. BCM has assigned its interest in the incentive allocation it earns from the Onshore and Offshore Funds to BH.

The Onshore Funds are organized as Delaware limited partnerships and the Offshore Funds are organized as exempted limited partnerships under the laws of the Cayman Islands.

The Onshore Funds' and Offshore Funds' investment objective is to seek capital appreciation of their assets by investing primarily in a portfolio of equity securities in U.S. publicly-held companies. The Onshore Funds and Offshore Funds seek to achieve their objective by trading primarily in "undervalued", "underfollowed", and "misunderstood" securities.

[2] Summary of significant accounting policies:

(a) Investments in securities and valuation:

Investments in securities held by BRG are accounted for at fair value.

Investments in securities held by BCM are considered held for trading and are accounted for at fair value.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(a) Investments in securities and valuation: (continued)

The consolidated limited partnerships (referred to as the Onshore and Offshore Funds) are considered investment companies and follow specialized accounting pursuant and reporting guidance set forth in Accounting Standards Codification Topic 946 "Financial Services - Investment Companies". This consolidated financial statement reflects the specialized accounting so that investments held by the limited partnerships are shown on the consolidated statement of financial condition at fair value.

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation technique used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments in securities and securities sold short, including common stock, American Depository Receipts, exchange-traded funds and actively traded options, that are traded on a national securities exchange are valued at their last sale price on the last business day of the year or, if no sales occurred on that day, the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company as reported by the exchange. Securities not listed on a national securities exchange or that are not national market securities are valued at their last sale price, unless there is no price on the last business day of the year, in which case it is valued at the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company on the last business day of the year as reported by NASDAQ, or, if not so reported, as reported in the over-the-counter market in the United States. These securities are shown as Level 1 in the fair value hierarchy.

Investments in common stock and options not actively traded are classified within Level 2 of the fair value hierarchy.

Equity swaps and warrants are classified within Level 2 of the fair value hierarchy and are valued based on financial models utilizing observable inputs.

(b) Revenue recognition:

Research and management fees are recorded as earned. Commission income is recorded on a trade-date basis as reported by the clearing broker.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(c) Revenue recognition: (continued)

If at the end of any calendar year a limited partner in the investment partnership has a net profit (after taking into account any loss make-up per the respective partnership agreement), BH receives 20% of such profits, which is deducted from the capital account of such limited partner.

BCM earns management fees from two unrelated managed accounts. Additionally, BCM earns management fees from the Onshore and Offshore Funds which is eliminated on consolidation. Management fees on the managed account and the Onshore and Offshore Funds are payable quarterly, and generally range from 1% to 1.5% per annum based on quarterly net assets.

Securities transactions are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

(c) Cash:

The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(d) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(e) Deferred rent:

The Company leases two premises under separate leases, which provide for free rent periods and periodic increases over the lease terms. The Company records rent expense on a straight-line basis over the lease terms. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

(f) Income taxes:

BRG files its federal income tax return on a consolidated basis and its New York State and New York City income tax returns on a combined basis with its wholly owned subsidiary BCM. BH files a separate tax return. All tax returns are filed using a December 31 year end.

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

The State of Illinois is currently examining the consolidated tax returns for the years ended December 31, 2010, 2011 and 2012.

The State of New York is currently examining the consolidated tax returns for the years ended December 31, 2010 and 2011.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Summary of significant accounting policies: (continued)

(f) Income taxes: (continued)

BH and the Onshore and Offshore Funds are not subject to federal, state and New York City income taxes. The members/partners include their respective share of the profits or losses on their own tax returns.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these consolidated financial statements any interest or penalties related to income taxes, and have no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2015, the Company had no valuation allowance recorded. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation and amortization, deferred rent and unrealized gains and losses on investments.

(g) Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from these estimates.

(h) New accounting pronouncement:

In February 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-02 ("ASU 2015-02"), "Consolidation (Topic 810): Amendments to the Consolidation Analysis". The amendments of ASU 2015-02 were issued in an effort to minimize situations under previously existing guidance in which a reporting entity was required to consolidate another legal entity in which that reporting entity did not have: (1) the ability through contractual right to act primarily on its own behalf; (2) ownership of the majority of the legal entity's voting rights; or (3) the exposure to a majority of the legal entity's economic benefits. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to revaluation under the revised consolidation model. The guidance in ASU 2015-02 is effective for periods beginning after December 15, 2015. Early adoption is permitted. The Company has not elected to early adopt.

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition
September 30, 2015

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER

Morgan Stanley & Co. Incorporated ("Morgan Stanley") serves as custodian and clearing broker for the assets of BRG. In addition, Morgan Stanley and Barclays Capital Inc. serve as prime brokers for the Onshore and Offshore Funds. The amounts due from brokers consist of cash balances and the net of receivables and payables for unsettled trades at the consolidated statement of financial condition date. At September 30, 2015 there was no collateral required to be posted pursuant to the terms of swap contracts. Trades executed on behalf of clients of BRG are cleared through the Broadcort division of Merrill, Lynch, Pierce Fenner & Smith, Incorporated ("Broadcort").

In addition, $500,000 is deposited with Broadcort as a clearing deposit.

NOTE C - INVESTMENTS

The following is a summary of investments in securities, at fair value, as of September 30, 2015:

	Common Stock	Warrants	Options	Unrealized Gain on Swaps	Total
Owned by BRG	$ 5,258,910	$ -			$ 5,258,910
Owned by investment partnerships	1,053,967,567	646,602	430,000	13,372,264	1,068,416,433
Total investments in securities	$ 1,059,226,477	$ 646,602	$ 430,000	$ 13,372,264	$ 1,073,675,343

The following is a summary of investments in securities sold short, at fair value, as of September 30, 2015:

	Common Stock	Exchange-Traded Funds	Options	Total
Owned by BRG	$ 934,597	$ 1,446,423		$ 2,381,020
Owned by investment partnerships	114,741,790	264,127,615	250,300	379,119,705
Total investments in securities sold short	$ 115,676,387	$ 265,574,038	$ 250,300	$381,500,725

NOTE C - INVESTMENTS (CONTINUED)

The following are the Company's investments owned and sold short by level within the fair value hierarchy at September 30, 2015:

	Fair Value	Fair Value Hierarchy
Investments in securities:		
Common stock - United States:		
Apparel	$ 154,678,717	Level 1
Automotive	17,206,311	Level 1
Banks	22,817,661	Level 1
Broadcasting	2,717,089	Level 1
Brokers	13,809,867	Level 1
Building products/services	50,726,901	Level 1
Cable - Programming	6,546,958	Level 1
Energy - exploration & production	965,478	Level 1
Finance	19,108,224	Level 1
Footwear	148,501,997	Level 1
Healthcare - HMOs, facilities & services	20,006,893	Level 1
Healthcare - pharmaceuticals	16,416,447	Level 1
Homebuilders/products	43,763,428	Level 1
Industrial/chemicals	9,478,894	Level 1
Leisure	17,861,829	Level 1
Restaurant/food	11,887,574	Level 1
Retail	345,356,586	Level 1
Technology	10,255,317	Level 1
Transportation/freight	27,015,856	Level 1
Transportation/travel	50,832,936	Level 1
Trust banks	9,518,549	Level 1
Total common stock - United States	999,473,512	
Common stock – International		
Apparel – British Virgin Islands	2,934,286	Level 1
Apparel – Canada	29,110,402	Level 1
Retail – Bermuda	22,423,197	Level 1
Industrial/chemicals - Ireland	5,285,080	Level 1
Total common stock – International	59,752,965	
Warrants		
Warrants - apparel	645,177	Level 2
Warrants – Special purpose acquisition company	1,425	Level 2
Total warrants	646,602	
Equity options		
Call options – apparel	415,000	Level 2
Call options – retail	15,000	Level 2
Total options	430,000	
Unrealized gains on equity swaps	13,372,264	Level 2
Total investments in securities	$1,073,675,343	

NOTE C - INVESTMENTS (CONTINUED)

	Fair Value	Fair Value Hierarchy
Securities sold short:		
Common stock - United States		
Apparel	4,096,025	Level 1
Automotive	1,184,769	Level 1
Banks	1,886,685	Level 1
Cable - Programming	18,729,623	Level 1
Consumer products	3,382,853	Level 1
Finance	7,972,357	Level 1
Healthcare - facilities & services	7,507,370	Level 1
Healthcare - Diagnostic	7,926,188	Level 1
Industrial/chemicals	3,699,788	Level 1
Leisure	4,568,833	Level 1
REITs	1,780,545	Level 1
Restaurant/food	10,059,071	Level 1
Retail	21,688,177	Level 1
Transportation/travel	12,623,750	Level 1
Total common stock - United States	107,106,034	
Common stock – International		
Retail – Italy	3,879,786	Level 1
Retail – Sweden	2,282,542	Level 1
Retail – Switzerland	2,408,025	Level 1
Total common stock – International	8,570,353	
Exchange-traded funds - index(1)	265,574,038	Level 1
Equity options:		
Call options - apparel	170,300	Level 2
Put options - apparel	80,000	Level 2
Total equity options	250,300	
Total securities sold short	$ 381,500,725	

(1) Includes 536,549 shares of SPDR S&P 500 ETF Trust, 453,544 shares of SPDR Dow Jones Industrial Average and 631,741 shares of IShares S&P 100 index with fair values of $102,818,885, $73,755,325 and $53,559,002, respectively, (12.2%, 8.8% and 6.4% of stockholders' equity, respectively).

All warrants, swaps, exchange-traded funds and options are domiciled in the United States.

The cost of common stock, warrants and options held long was $864,019,412, $301,882 and $845,813 respectively, at September 30, 2015. The proceeds on common stock, exchange-traded funds and options sold short were $121,145,515, $289,072,072 and $652,766, respectively, at September 30, 2015.

NOTE D – EMPLOYEE LOANS AND SHAREHOLDER ADVANCES

Shareholder advances are noninterest-bearing loans and are due by December 31, 2015. Employee loans are interest-bearing and are due on demand.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE F - COMMITMENTS

BRG has a lease agreement for office facilities which commenced January 15, 2002 and expires on January 15, 2017, with an option to extend through February 28, 2021. BCM entered into a lease agreement for separate office space on July 9, 2012, which commenced on December 31, 2012 and expires on March 31, 2020 with an option to extend through February 28, 2021.

The approximate annual future minimum rental commitments are as follows:

Minimum Lease Obligations		
Year Ending September 30,	BRG	BCM
2016	$ 1,078,950	$ 447,000
2017	308,000	447,000
2018		473,000
2019		482,000
2020		241,000
Total	$ 1,386,950	$ 2,090,000

NOTE G - NET CAPITAL REQUIREMENT

BRG, as a broker-dealer registered with the SEC and a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital on the aggregate indebtedness method. The Rule requires BRG to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2015, BRG had net capital of $7,713,164 which was $7,571,790 in excess of its minimum required net capital of $141,374. BRG's ratio of aggregate indebtedness to net capital was 27.49%.

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Financial Statements
September 30, 2015

NOTE H - FIXED ASSETS, NET

Fixed assets at September 30, 2015 are comprised of the following:

Equipment	$ 1,427,438
Furniture and fixtures	2,059,184
Computer software	651,436
Leasehold improvements	1,722,454
Total cost	5,860,512
Less accumulated depreciation and amortization	(4,988,071)
	$ 872,441

NOTE I - STOCKHOLDERS' EQUITY

The Company's capital stock consists of Class A and Class B common stock shares. The authorized number of shares at September 30, 2015 was 1,000,000 consisting of 100,000 Class A shares and 900,000 Class B shares. Class A shares have the right to vote and Class B shares do not have the right to vote.

Shares of common stock are purchased by the Company's management and employees at transactional book value as defined in the Shareholders' Agreement.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, each Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk, liquidity risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which each Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, each Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that each Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

Short selling, or the sale of securities not owned by each Company, exposes each Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by each Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein each Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Companies invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities may also be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.

The writer of a call option which is covered (i.e., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Companies may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Companies purchase and sell options on securities on national and over-the-counter markets. The seller ("writer") of a put option which is covered (i.e., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Companies' derivative agreements (the "ISDA Agreements") contain provisions that require the Companies to maintain a predetermined level of capital, and/or provide limits regarding a decline of the Companies' capital over 1-month, 3-month, and 12-month periods. If a Company were to violate such provisions, the counterparties to the derivative contracts could, upon notice, request payment or demand collateralization on derivative contracts in net liability positions. Additionally, counterparties may terminate these agreements and the related derivative contracts if a Company does not meet the covenants or provisions.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss may be realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The Companies engage in derivative transactions such as swaps as an alternative to direct investments in the underlying securities. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related. Net unrealized gain or loss on open swap contracts are offset when reflected in the statement of financial condition since the contracts are executed with the same counterparty under a master netting agreement. These agreements provide the companies with the right in the event of default by the counterparty (such as bankruptcy or failure to pay or perform), to net a counterpart's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty. The following presents information about financial instruments and related collateral amounts subject to enforceable master netting and/or similar arrangements:

	Gross amounts presented	Gross amounts offset in the consolidated statement of financial condition	Net amounts presented in the consolidated statement of financial condition	Cash collateral posted	Net exposure
Assets - Derivatives:					
Unrealized appreciation on equity swap contracts	$ 13,372,264	$ -	$ 13,372,264	$ -	$ -

The location, fair value and risk type of the derivative instruments reported in the consolidated statement of financial condition at September 30, 2015 are as follows:

	Location	Fair Value	Risk Type
Warrants	Investments in securities, at fair value	$ 646,602	Equity risk
Equity options	Investments in securities, at fair value	$ 430,000	Equity risk
Equity swaps	Investments in securities, at fair value	$ 13,372,264	Equity risk
Equity options	Securities sold short, at fair value	$ 250,300	Equity risk

The notional amount of options held at September 30, 2015 was $11,804,000.

The notional amount of options sold short and equity swaps sold short at September 30, 2015 was $18,075,000 and $154,631,372, respectively.

NOTE K - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by BRG to amounts reported by BRG on the unaudited Form X-17A-5 Part IIA at September 30, 2015 filed with the SEC is as follows:

	Part IIA Form X-17A-5	Subsidiaries Consolidated (1)	Reclassifications and Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash	$ 3,844,324	$ 3,339,245	$ -	$ 7,183,569
Due from brokers	4,215,818	147,784,465	(730,079)	151,270,204
Deposit with broker			500,000	500,000
Investments in securities, at fair value	5,258,910	1,068,416,433	-	1,073,675,343
Commissions receivable			230,080	230,080
Incentive fee receivable		583,593	(583,593)	-
Employee advances and loans			533,663	533,663
Furniture, equipment and leasehold improvements, net	166,542	705,899	-	872,441
Deferred taxes		48,489	99,534	148,023
Prepaid expenses		158,023	510,687	668,710
Other assets	1,744,107	430,623	(1,120,255)	1,054,475
Other - including investments in affiliates, subsidiaries and partnerships	8,068,736	104,676,248	(112,744,984)	-
Total assets	$ 23,298,437	$ 1,326,143,018	$ (113,304,947)	$ 1,236,136,508
LIABILITIES				
Securities sold short, at fair value	$ 2,381,020	$ 379,119,705		$ 381,500,725
Deferred rent		98,740	149,337	248,077
Contribution received in advance		1,600,000		1,600,000
Withdrawals payable to limited partners		4,906,617		4,906,617
Accounts payable and accrued expenses	2,893,108	2,073,654	(1,855,815)	3,110,947
Commissions payable			625,415	625,415
Income taxes payable		-	308,564	308,564
Due to affiliates		118,945	(118,945)	-
Compensation payable		1,658,539	772,500	2,431,039
Total liabilities	5,274,128	389,576,200	(118,944)	394,731,384
STOCKHOLDERS' EQUITY				
Common stock: Class A	5,272		(4,745)	527
Common stock: Class B			4,745	4,745
Additional paid-in capital	7,597,099		-	7,597,099
Retained earnings	19,927,630	936,566,818	(936,566,818)	19,927,630
Treasury stock	(9,505,692)			(9,505,692)
Equity of non-controlling interests			823,380,815	823,380,815
Total stockholders' equity	18,024,309	936,566,818	(113,186,003)	841,405,124
Total liabilities and stockholders' equity	$ 23,298,437	$ 1,326,143,018	$ (113,304,947)	$ 1,236,136,508

(1) Includes BCM, BH and the Onshore and Offshore Funds.